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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

(MARK ONE)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
     SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED,
     AS OF OCTOBER 7, 1996)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM             TO

COMMISSION FILE NUMBER 1-14267

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

   REPUBLIC SERVICES 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            REPUBLIC SERVICES, INC.
                                110 S.E. 6TH ST.
                         FORT LAUDERDALE, FLORIDA 33301

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

                               REPUBLIC SERVICES
                                  401(K) PLAN

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                      TOGETHER WITH REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

                               DECEMBER 31, 1999

                         REPUBLIC SERVICES 401(K) PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                              PAGES
                                                              -----
Report of Independent Certified Public Accountants..........     1
Statement of Net Assets Available for Benefits as of
  December 31, 1999.........................................     2
Statement of Changes in Net Assets Available for Benefits
  for the Period from Inception (April 1, 1999) through
  December 31, 1999.........................................     3
Notes to Financial Statements...............................   4-7
Schedule H, line 4i -- Schedule of Assets Held for
  Investment Purposes as of December 31, 1999...............     8
Schedule H, line 4j -- Schedule of Reportable Transactions
  for the Period from Inception (April 1, 1999) through
  December 31, 1999.........................................     9

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Plan Administrator of
  Republic Services 401(k) Plan:

     We have audited the accompanying statement of net assets available for benefits of the Republic Services 401(k) Plan as of December 31, 1999, and the related statement of changes in net assets available for benefits for the period from inception (April 1, 1999) through December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in its net assets available for benefits for the period from inception (April 1, 1999) through December 31, 1999, in conformity with accounting principles generally accepted in the United States.

     Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP
------------------------------------------------------
Arthur Andersen LLP

Fort Lauderdale, Florida,
  June 26, 2000.

                               REPUBLIC SERVICES
                                  401(K) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            AS OF DECEMBER 31, 1999

Investments, at fair market value:
  Mutual Funds --
     Merrill Lynch Retirement Preservation Trust............  $ 5,105,546
     Merrill Lynch Equity Index Trust.......................    4,723,068
     Franklin Small Cap Growth Fund.........................    3,077,897
     Ivy International Fund.................................    1,761,824
     Oakmark Select Fund....................................    3,714,884
     PIMCO Total Return Fund................................    2,768,218
                                                              -----------
     Total Mutual Funds.....................................   21,151,437
Republic Services, Inc. Common Stock........................    1,239,467
Cash........................................................    1,331,455
                                                              -----------
          Total Investments.................................   23,722,359
                                                              -----------
Contributions Receivable:
  Employee..................................................      584,265
  Employer..................................................      509,899
                                                              -----------
          Total Contributions Receivable....................    1,094,164
                                                              -----------
Liabilities:
  Excess Contributions Payable..............................       83,559
                                                              -----------
NET ASSETS AVAILABLE FOR BENEFITS...........................  $24,732,964
                                                              ===========

  The accompanying notes to financial statements are an integral part of this statement.

                               REPUBLIC SERVICES
                                  401(K) PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
    FOR THE PERIOD FROM INCEPTION (APRIL 1, 1999) THROUGH DECEMBER 31, 1999

Additions:
  Transfers into Plan From Former Parent Company and
     Acquired Company Plans.................................  $16,970,210
  Contributions--
     Employee...............................................    5,191,718
     Employee Rollover......................................    1,040,327
     Employer...............................................    1,329,587
                                                              -----------
       Total Contributions..................................    7,561,632
                                                              -----------
  Investment Income--
     Dividend Income........................................      315,885
     Net Appreciation in Fair Market Value..................    1,729,486
                                                              -----------
       Total Investment Income..............................    2,045,371
  Other Receipts............................................       78,650
                                                              -----------
          Total Additions...................................   26,655,863
                                                              -----------
Deductions:
     Participant Distributions..............................    1,853,307
     Other Deductions.......................................       69,592
                                                              -----------
          Total Deductions..................................    1,922,899
                                                              -----------
NET ASSETS AVAILABLE
  FOR BENEFITS AS OF DECEMBER 31, 1999......................  $24,732,964
                                                              ===========

  The accompanying notes to financial statements are an integral part of this statement.

                               REPUBLIC SERVICES
                                  401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

(1) DESCRIPTION OF PLAN:

(A) GENERAL

     The following description of the Republic Services 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

     The Plan was established effective April 1, 1999 to provide benefits to all eligible employees of Republic Services, Inc. and its subsidiaries (the "Company"). The Plan is a defined contribution plan commonly known as an Internal Revenue Code ("IRC") section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Company is the designated administrator of the Plan.

     Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. The Company also retains the right to amend the Plan from time to time.

(B) ELIGIBILITY

     Employees are eligible to participate in the Plan following completion of three months of employment. Enrollment provisions allow for monthly entry dates by all eligible employees.

(C) CONTRIBUTIONS AND FUNDING POLICY

     Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a maximum of 15% of eligible compensation, as defined. Amounts contributed by participants are fully vested when made. In 1999, each eligible participant could contribute up to $10,000, subject to other applicable IRC limitations. The Plan also allows for rollovers of vested contributions from previous employers' qualified plans.

     During 1999, an employer matching contribution of 50% of the amount contributed by each participant up to 4% of the employee's salary was made. This contribution is made by the Company to all participants who are employees on the last day of each calendar quarter and are credited with at least one year of service at that time. The employer match is generally made in shares of the Company's common stock. The employer matching contribution for 1999 is $1,329,587 and is included in the accompanying financial statements. The Company did not make any discretionary contributions to the Plan during 1999.

     The Plan provides for immediate vesting of all contributions plus actual earnings thereon.

(D) INVESTMENTS

     The Company entered into an agreement whereby Merrill Lynch Trust Company (the "Trustee") has been appointed the Trustee of the Plan's assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of a designated investment committee.

     The Plan provided the following distinct investment alternatives for participants in 1999:

          Merrill Lynch Retirement Preservation Trust -- A mutual fund in which amounts are invested in U.S. Government agency securities and guaranteed investment contracts.

          Merrill Lynch Growth Fund -- A mutual fund in which amounts are invested primarily in common stocks which are believed to be undervalued by the fund's manager and therefore have growth potential.

                               REPUBLIC SERVICES
                                  401(K) PLAN
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     All balances invested in this fund as of December 31, 1999 were transferred to the Oakmark Select Fund, and this fund was removed from the portfolio as an investment alternative.

          Merrill Lynch Equity Index Trust -- A trust fund that invests in a portfolio of equity securities designed substantially to equal or match the performance of the Standard & Poor's 500 Composite Stock Price Index.

          Franklin Small Cap Growth Fund -- A mutual fund that invests mainly in a portfolio of equity securities of small-capitalization companies, and also equity securities of large-capitalization companies and fixed income securities.

          Ivy International Fund -- A mutual fund that invests in a portfolio of common stocks and convertible securities which principally trade in European, Pacific Basin, and Latin American markets.

          PIMCO Total Return Fund -- A mutual fund that invests in a portfolio of fixed income securities of varying maturities, securities denominated in foreign currencies and certain derivative instruments, contracts or options for the purpose of hedging or increasing its return.

          Republic Services, Inc. Common Stock -- In 1999, the Plan allowed up to 10% of a participant's total contribution to be invested in the Company's Common Stock.

     The following fund was added as an investment alternative effective January 1, 2000:

          Oakmark Select Fund -- A mutual fund that invests in a non-diversified portfolio of equity securities of domestic companies.

     The Plan does not permit participant loans. However, the Plan accepts and services loans rolled over from the plans of acquired companies (See Note 4).

(E) PAYMENT OF BENEFITS.

     In general, upon termination of service due to death, disability, or retirement, a participant (or designated beneficiary) will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Participants with balances attributable to participation in the former Republic Rewards 401(k) Plan (which is a plan for employees of AutoNation, Inc., Republic Services, Inc.'s former parent company) can elect to receive annual installments over a period not exceeding the remaining life expectancy of the payee. Participants with balances from other prior plans will retain the distribution options of those plans. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(2) SIGNIFICANT ACCOUNTING POLICIES:

     The accompanying financial statements are prepared under the accrual method of accounting.

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Investment Valuation and Income Recognition

     The Plan's investments are stated at fair market value. Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date.

                               REPUBLIC SERVICES
                                  401(K) PLAN
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(3) NON-PARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

                                                              DECEMBER 31, 1999
                                                              -----------------
Net Assets:
  Employer receivable.......................................     $  509,899
  Common stock..............................................      1,239,467
                                                                 ----------
                                                                 $1,749,366
                                                                 ==========

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1999
Changes in Net Assets:                                        -----------------
  Contributions --
     Employee...............................................     $  191,331
     Employer...............................................      1,329,587
  Net appreciation in fair market value.....................        173,504
Benefits paid to participants...............................        (40,404)
Net transfers from participant-directed investments.........         95,348
                                                                 ----------
                                                                 $1,749,366
                                                                 ==========

(4) TRANSFERS INTO PLAN

     The 401(k) plans of certain companies acquired by the Company are periodically converted to the Plan, with the related employees becoming participants. Additionally, all participant balances in the Republic Rewards 401(k) Plan were transferred into the Plan as of July 1999. All of the assets of these plans are transferred at fair market value and invested in the Plan based upon the employees' elections. For the Plan year ended December 31, 1999, $16,970,210 of Plan assets are reflected as transfers into the Plan from former parent company and acquired company plans in the accompanying statement of changes in net assets available for benefits.

(5) BENEFIT DISTRIBUTIONS

     In general, upon termination of service, including death, total and permanent disability, or retirement, a participant (or the participant's beneficiary) will receive an amount equal to the value of the participant's vested interest in his or her account.

     Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled $55,818 at December 31, 1999. Such amounts are included in net assets available for benefits at December 31, 1999 in accordance with American Institute of Certified Public Accountants guidelines. However, the Plan's Form 5500 will reflect such amount as a liability of the Plan in accordance with IRC guidelines.

(6) PARTY-IN-INTEREST TRANSACTIONS

     Certain plan investments are shares of mutual funds managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Therefore, these investments represent a party-in-interest to the Plan. The Company pays all fees and expenses of the Plan, which primarily consist of legal, administrative and accounting fees. Such fees and expenses amounted to approximately $54,400 in 1999.

                               REPUBLIC SERVICES
                                  401(K) PLAN
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(7) INCOME TAX STATUS

     The Internal Revenue Service has determined, and informed the Company by a letter dated November 16, 1999, that the Plan is designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                                                      SCHEDULE I
                                                              E.I.N.: 65-0716904
                                                                     PLAN #: 001

                               REPUBLIC SERVICES
                                  401(K) PLAN
      SCHEDULE H, LINE 4I-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1999

DESCRIPTION                                                 SHARES         COST       MARKET VALUE
-----------                                               -----------   -----------   ------------
*Merrill Lynch Retirement Preservation Trust............    5,105,546   $ 5,105,546   $ 5,105,546
*Merrill Lynch Equity Index Trust.......................       46,671     3,758,219     4,723,068
 Franklin Small Cap Growth Fund.........................       69,746     1,771,214     3,077,897
 Ivy International Fund.................................       37,254     1,607,486     1,761,824
 Oakmark Select Fund....................................      201,677     3,698,767     3,714,884
 PIMCO Total Return Fund................................      279,618     2,915,379     2,768,218
*Republic Services, Inc. Common Stock...................       86,980     1,065,007     1,239,467
 Cash...................................................          N/A     1,331,455     1,331,455
                                                                        -----------   -----------
          Total.........................................                $21,253,073   $23,722,359
                                                                        ===========   ===========

---------------

* Represents a party-in-interest to the Plan.

                                                                    SCHEDULE III
                                                              E.I.N.: 65-0716904
                                                                     PLAN #: 001

                               REPUBLIC SERVICES
                                  401(K) PLAN
            SCHEDULE H, LINE 4J-SCHEDULE OF REPORTABLE TRANSACTIONS
    FOR THE PERIOD FROM INCEPTION (APRIL 1, 1999) THROUGH DECEMBER 31, 1999

                                         NUMBER OF                   PURCHASE    SELLING     ASSET          NET
INVESTMENT DESCRIPTION                  TRANSACTIONS     SHARES       PRICE       PRICE       COST      GAIN/(LOSS)
--------------------------------------  ------------   ----------   ----------   -------   ----------   -----------
Purchases:
Merrill Lynch Retirement Preservation
  Trust...............................      301         5,659,429   $5,659,429     N/A     $5,659,429       N/A
Merrill Lynch Growth Fund.............      111           157,141    3,795,355     N/A      3,795,355       N/A
Merrill Lynch Equity Index Trust......      141            53,297    4,283,432     N/A      4,283,432       N/A
Franklin Small Cap Growth Fund........      142            77,776    1,957,489     N/A      1,957,489       N/A
Ivy International Fund................      133            41,258    1,767,468     N/A      1,767,468       N/A
Oakmark Select Fund...................       11           202,115    3,706,723     N/A      3,706,723       N/A
PIMCO Total Return Fund...............      140           309,494    3,228,781     N/A      3,228,781       N/A
Republic Services, Inc. Common
  Stock...............................      108            92,099    1,124,988     N/A      1,124,988       N/A
AutoNation, Inc. Common Stock.........        2           176,671    2,973,363     N/A      2,973,363       N/A

                                     NUMBER OF                   PURCHASE     SELLING       ASSET          NET
INVESTMENT DESCRIPTION              TRANSACTIONS     SHARES       PRICE        PRICE         COST      GAIN/(LOSS)
----------------------------------  ------------   ----------   ----------   ----------   ----------   -----------
Sales:
Merrill Lynch Retirement
  Preservation Trust..............      236           553,884   $  553,884   $  553,884   $  553,884   $       --
Merrill Lynch Growth Fund.........      226           157,139    3,794,768    4,210,358    3,794,768      415,590
Merrill Lynch Equity Index
  Trust...........................      205             6,627      525,214      626,456      525,214      101,242
Franklin Small Cap Growth Fund....      179             8,030      186,275      267,792      186,275       81,517
Ivy International Fund............      158             4,004      167,507      182,726      167,507       15,219
PIMCO Total Return Fund...........      184            29,876      313,832      299,135      313,832      (14,697)
Republic Services, Inc. Common
  Stock...........................       93             3,780       44,703       43,747       44,703         (956)
AutoNation, Inc. Common Stock.....      167           175,453    2,952,399    1,614,684    2,952,399   (1,337,715)

                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          Republic Services 401(k) Plan
                                          --------------------------------------
                                                      (Name of Plan)

                                          By: /s/ Tod C. Holmes
                                            ------------------------------------
                                          Title: Chairperson of the Benefits
                                                 Committee of the Republic
                                                 Services 401(k) Plan

Date:  June 28, 2000